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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Positive Updated U.K. Phase I/II Trial Results in Advanced Solid Cancers with a Focus on the Head and Neck at the ASCO Annual Meeting

CALGARY, AB, --- June 7, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that a poster presentation covering updated results of its Phase I/II U.K. trial (REO 011) of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers was presented today at the ASCO 2010 Annual Meeting in Chicago, IL.

The poster entitled “Phase I/II Study of Oncolytic Reovirus Plus Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck,” (SCCHN) covers previously disclosed response data but includes new overall survival data.

“Although this data has been derived from a single arm study, we feel it is both compelling and supportive of our decision to advance into a pivotal trial in this indication. It also supports our approach to the design of that study and the related statistical analysis,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are eager to see if we can duplicate these results in a larger group of patients in our Phase III study which is now open to enrolment.”

The researchers reported that 31 patients were enrolled (24 males; median age 59 years) with head and neck cancer (n=24), melanoma (n=4), peritoneal/endometrial cancer (n=2), or sarcoma (n=1). In the dose-escalation phase of the study, there were no dose-limiting toxicities. Grade 3/4 toxicities included anaemia, leucopenia, neutropenia, lymphopenia, thrombocytopenia, infection and hypotension. In the Phase 1 study, partial responses (PR) were noted in two of five patients with head and neck cancer. The Phase 2 study treated head and neck cancer patients at the maximum dose level (3 x 1010 TCID50) in order to further assess tumour response. In total, 19 patients with head and neck cancer received at least two cycles and were evaluable for response. Most were SCCHN patients refractory to previous platinum-based chemotherapy for recurrent/metastatic disease. Partial responses were seen in eight patients (42%) and stable disease (SD) in six (32%). One additional PR and one SD were observed among four patients with malignant melanoma.

The mean overall survival (OS) in 24 treated head and neck cancer patients is more than eight months, with four patients currently still alive. The mean OS of the patients experiencing PR and PR plus SD is statistically significantly greater than the mean survival of those patients experiencing progressive disease (PD) (hazard ratio 0.2, p=0.0249 and hazard ratio 0.27, p=0.04, respectively, with a 95% confidence interval).

The researchers concluded that intravenous administration of reovirus in combination with carboplatin/paclitaxel is a safe and well-tolerated combination with promising anticancer activity in SCCHN. Further evaluation of this combination in a randomized Phase III trial in SCCHN is underway.

Conference Call Details
Dr. Brad Thompson, President and CEO of Oncolytics, will host a conference call and webcast today, June 7th, 2010 at 7:00 a.m. MT (9:00 a.m. ET) to discuss in more depth the Phase II head and neck data being presented today at ASCO. To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3108600  or through the Company’s website at www.oncolyticsbiotech.com.  Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through June 14th, 2010. To access the telephone replay, dial 1-416-849-0833 or 1-800-642-1687 and enter reservation number 80060184#.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of materials presented at the ASCO meeting with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com